FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY
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Carolyn Tiffany
Chief Operating Officer
(617) 570-4614

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
          CONCERNED OVER PROPOSED USE OF PROCEEDS FROM SIZELER PROPERTY
                                      SALE

      Boston, Massachusetts- April 19, 2005- Michael L. Ashner, Chairman of First Union Real Estate Equity and Mortgage Investments (NYSE:FUR), responded on behalf of First Union to Sizeler Property Investors, Inc.'s (NYSE:SIZ) announcement earlier today touting the proposed sale of the Bryn Mawr Apartments. Mr. Ashner stated that as an advocate of the liquidation of Sizeler and the prompt distribution of all proceeds to shareholders he was supportive of the proposed sale as the sale is obviously consistent with First Union's proposal for Sizeler. He noted, however, "I have never been a strong believer in coincidences. One can infer that the recent asset sales by Sizeler is motivated in large measure by the activist stance we have taken with respect to Sizeler".

      Mr. Ashner expressed concern, however, as to Sizeler management's pronouncement that it intended to utilize the sale proceeds to "fund development and acquisitions in high growth markets" in order to "actively implement our strategic plan to enhance shareholder value". In this regard, Mr. Ashner, reflecting on the past and current location of management's development efforts observed that, "I am unaware of any real estate professionals, apart from Sizeler management, who hold the view that Slidell, Louisiana and Pensacola, Florida, should be considered high growth markets." He further stated that "the last time management purported 'to enhance shareholder value', shareholders suffered a 20% dilution to their equity in the company at a 10% discount to the then market price."

      First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in Boston, Massachusetts.

      First Union Real Estate Equity and Mortgage Investments has filed with the SEC a preliminary proxy statement with respect to its solicitation of proxies to elect Michael L. Ashner, Peter Braverman and Steven Zalkind as directors at Sizeler's 2005 Annual Meeting of Stockholders. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.